Exhibit 99.1

MAG Silver Corp. Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars) For the three months ended March 31, 2020 and 2019 Dated: May 15, 2020

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated - Unaudited)
	Note	March 31, 2020	December 31, 2019

ASSETS

CURRENT
Cash and cash equivalents	3, 17	$70,327	$72,360
Accounts receivable	4	94	83
Prepaid expenses		700	269
TOTAL CURRENT ASSETS		71,121	72,712
INVESTMENTS	5	426	1,408
INVESTMENT IN JUANICIPIO	6	132,125	136,643
EXPLORATION AND EVALUATION ASSETS	7	7,911	7,266
PROPERTY AND EQUIPMENT	8	747	781
TOTAL ASSETS		$212,330	$218,810

LIABILITIES

CURRENT
Trade and other payables		$602	$780
Current portion of lease obligation	8	76	74
TOTAL CURRENT LIABILITIES		678	854
NON-CURRENT
Lease obligation	8	408	467
Deferred income taxes	16	10,676	1,982
Provision for reclamation	7	286	260
TOTAL LIABILITIES		12,048	3,563

EQUITY

Share capital	9	400,828	399,995
Equity reserve		17,528	17,777
Accumulated other comprehensive loss		(1,458)	(1,015)
Deficit		(216,616)	(201,510)
TOTAL EQUITY		200,282	215,247
TOTAL LIABILITIES AND EQUITY		$212,330	$218,810

COMMITMENTS AND CONTINGENCIES	6,7,15

SUBSEQUENT EVENTS	17

See accompanying notes to the consolidated financial statements

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended
		March 31
	Note	2020	2019
EXPENSES
Accounting and audit		$69	$58
Amortization	8	30	27
Filing and transfer agent fees		235	214
Foreign exchange (gain) loss		(5)	46
General office expenses		205	170
Legal		141	86
Management compensation and consulting fees		474	576
Mining taxes and other property costs		7	296
Share based payment expense	9b,c,d	478	224
Shareholder relations		111	104
Travel		46	68
		1,791	1,869
INTEREST INCOME		274	844
CHANGE IN FAIR VALUE OF WARRANTS		-	(18)
EQUITY PICK UP FROM INVESTMENT IN JUANICIPIO	6	(4,687)	282
LOSS FOR THE PERIOD BEFORE INCOME TAX		$(6,204)	$(761)

DEFERRED INCOME TAX (EXPENSE) BENEFIT	16	(8,694)	319
LOSS FOR THE PERIOD		$(14,898)	$(442)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED LOSS ON EQUITY SECURITIES, NET OF TAXES	5	(651)	(147)
		(651)	(147)

TOTAL COMPREHENSIVE LOSS		$(15,549)	$(589)

BASIC AND DILUTED LOSS PER SHARE		$(0.17)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC AND DILUTED		86,558,647	85,539,476

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares - Unaudited)
					Accumulated
		Common shares			other
		without par value		Equity	comprehensive		Total
	Note	Shares	Amount	Reserve	income (loss)	Deficit	equity
Balance, January 1, 2019		85,539,476	$392,916	$18,696	$(681)	$(197,050)	$213,881
IFRS 16 transition adjustment on January 1, 2019		-	-	-	-	(34)	(34)
Stock options exercised	9a,b	442,052	4,059	(1,240)	-	-	2,819
Stock options exercised cashless	9a,b	428,934	1,762	(1,762)	-	-	-
Restricted and performance share units converted	9a,c	75,219	662	(662)	-	-	-
Deferred share units converted	9a,d	60,166	596	(596)
Share based payment	9b,c,d	-	-	3,341	-	-	3,341

Unrealized loss on equity securities	5	-	-	-	(334)	-	(334)
Net loss		-	-	-	-	(4,426)	(4,426)
Total Comprehensive Loss		-	-	-	(334)	(4,426)	(4,760)

Balance, December 31, 2019		86,545,847	$399,995	$17,777	$(1,015)	$(201,510)	$215,247
Stock options exercised	9a,b	15,000	150	(44)	-	-	106
Stock options exercised cashless	9a,b	19,377	120	(120)	-	-	-
Restricted and performance share units converted	9a,c	14,771	563	(563)	-	-	-
Share based payment	9b,c,d	-	-	478	-	-	478
Transfer of loss on disposal of equity securities at FVOCI to deficit	5	-	-	-	208	(208)	-

Unrealized loss on equity securities	5	-	-	-	(651)	-	(651)
Net loss		-	-	-	-	(14,898)	(14,898)
Total Comprehensive Loss		-	-	-	(651)	(14,898)	(15,549)

Balance, March 31, 2020		86,594,995	$400,828	$17,528	$(1,458)	$(216,616)	$200,282

Three months ended, March 31, 2019
Balance, January 1, 2019		85,539,476	$392,916	$18,696	$(681)	$(197,050)	$213,881
IFRS 16 transition adjustment on January 1, 2019		-	-	-	-	(34)	(34)
Stock options exercised	9a,b	-	-	224	-	-	224

Unrealized loss on equity securities	5	-	-	-	(147)	-	(147)
Net loss		-	-	-	-	(442)	(442)
Total Comprehensive Loss		-	-	-	(147)	(442)	(589)

Balance, March 31, 2019		85,539,476	$392,916	$18,920	$(828)	$(197,526)	$213,482

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated - Unaudited)
		For the three months ended
		March 31
	Note	2020	2019

OPERATING ACTIVITIES
Loss for the period		$(14,898)	$(442)
Items not involving cash:
Amortization	8	30	27
Change in fair value of warrants		-	18
Deferred income tax expense (benefit)	16	8,694	(319)
Equity pick up from associate	6	4,687	(282)
Share based payment expense	9b,c,d	478	224
Unrealized foreign exchange (gain) loss		(5)	50

Changes in operating assets and liabilities
Accounts receivable		(11)	105
Prepaid expenses		(431)	(229)
Trade and other payables		(160)	(251)
Net cash used in operating activities		(1,616)	(1,099)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(624)	(320)
Investment in Juanicipio	6	(172)	(81)
Proceeds from disposition of equity securities held in Investments	5	331	-
Purchase of equipment	8	(5)	(13)
Net cash used in investing activities		(470)	(414)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	106	-
Payment of lease obligation (principal)	8	(16)	(22)
Net cash from (used in) financing activities		90	(22)

EFFECTS OF EXCHANGE RATE CHANGES ON
CASH AND CASH EQUIVALENTS		(37)	(38)

DECREASE IN CASH AND CASH EQUIVALENTS		(2,033)	(1,573)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		72,360	130,180
CASH AND CASH EQUIVALENTS, END OF PERIOD		$70,327	$128,607

See accompanying notes to the condensed interim consolidated financial statements

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

1.       NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007. The Company was also listed on what is now the NYSE American Exchange on July 9, 2007.

The Company is an advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (see Note 6) located in Mexico, which is now in the construction phase heading to production. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

During the first quarter of 2020 and subsequent to March 31, 2020, the COVID-19 pandemic has had a material impact on the global economy, the scale and duration of which remain uncertain. In response, the Federal Government of Mexico has issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus. The Company’s Investment in Associate (Note 6) encompasses the Juanicipio Project in Mexico. The project operator, Fresnillo plc (“Fresnillo”), has communicated to the Company that they have been in regular consultation with the Mexican Government Officials to determine the most appropriate compliance approach while attempting to minimize the overall impact on project development. Subsequent to the quarter end, the Company reported that in response to COVID-19 virus, Fresnillo had temporarily stopped surface construction work at Juanicipio, and the underground operation has been temporarily reduced to a minimum working level under rigid hygienic protocols.

The impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019, except for policies newly adopted as stated below:

IFRS 3 Business Combinations. On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 Business Combinations that intend to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company will apply these amendments to applicable acquisition transactions entered into after January 1, 2020.

These Interim Financial Statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on May 13, 2020.

(a)       Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at March 31, 2020 are Minera Los Lagartos, S.A. de C.V., and Minera Pozo Seco S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

These Interim Financial Statements also include the Company’s 44% interest in Minera Juanicipio S.A. de C.V. (Note 6, “Investment in Juanicipio”), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

(b)       Investments in Associates

The Company conducts a high percentage of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company (Note 6, Investment in Juanicipio). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or withdrawals and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of March 31, 2020 and noted no impairment indicators. This assessment is generally made with reference to the timing of completing construction of the development project, future production, future silver, gold, lead and zinc prices, future capital requirements, future operating costs, exploration results achieved, and an assessment of the likely operating and estimated cash flow results to be achieved. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(c)       Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the recoverable amount and any impairment of exploration and evaluation assets and of investment in associates, recovery of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)       Critical judgments

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

(i)     The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

(ii)   In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e), and classifies the investment as current or non-current depending on management’s intention with respect to the investment and whether it expects to realize the asset within the next twelve months.

(e)       Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)  Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

(ii) Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

(iii)        Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

The Company classifies financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Equity securities	FVTOCI
Equity derivative securities (warrants)	FVTPL
Accounts receivable	Amortized cost
Trade and other payables	Amortized cost
Lease obligations	Amortized cost

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(f)       Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

(g)       Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit or loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

(h)       Property and equipment

Property and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization on owned assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization for exploration assets is capitalized to mineral properties in the statement of financial position.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The amortization rates used are as follows:

Building	4% declining balance
Computer equipment	30% declining balance
Office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-Use assets	straight-line over the earlier of the end of the lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

i)       Lease

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at costs, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents the right-of-use asset in the property and equipment line item on the consolidated statements of financial position and the lease liability in the lease obligation line item on the consolidated statements of financial position.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(j)       Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(k)       Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances, including as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The provision recorded by the Company as at March 31, 2020 of $286 relates to prior disturbances on an exploration property recently acquired (see Note 7) (March 31, 2019: nil).

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $738 and capitalized a corresponding asset as at March 31, 2020 (December 31, 2019: $725) (see Note 6).

(l)       Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in Juanicipio is the United States dollar (“US$”).

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(m)       Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(n)       Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

As at March 31, 2020, the Company had 2,386,124 (March 31, 2019: 2,817,280) common share equivalents consisting of: common shares issuable upon the exercise of outstanding exercisable stock options; restricted and performance share units; and deferred share units. These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(o)       Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(p)       Changes in Accounting Standards

There are no new accounting pronouncements affecting the Company that have been issued but are not yet effective at March 31, 2020.

3.       CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

	March 31,	December 31,
	2020	2019
Cash at bank and on hand	$1,327	$72,360
Term deposit (less than 90 days)	69,000	-
Cash and cash equivalents	$70,327	$72,360

Term deposits classified as ‘cash equivalents’ are comprised of bank term deposits with a term to maturity of less than three months from date of acquisition and interest only payable if held to maturity.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

A financing was completed subsequent to the quarter end for gross proceeds of Canadian $60 million (see Note 17).

4.       ACCOUNTS RECEIVABLE

	March 31,	December 31,
	2020	2019
Goods and services tax ("GST") recoverable	$42	$27
Mexican value added tax ("IVA") recoverable	52	55
Interest receivable	-	1
	$94	$83

5.       INVESTMENTS

The Company holds investments as follows:

	March 31,	December 31,
	2020	2019
Equity securities, beginning of period	$1,408	$1,742
Disposition of equity securities at fair value	(331)	-
Unrealized loss for the period	(651)	(334)
Equity securities, end of period	$426	$1,408

During the three months ended March 31, 2020, the Company disposed of certain equity securities held as investments. The proceeds on disposition were $331, and the Company recognized a loss on disposal of $208 which was transferred from other comprehensive loss to retained earnings. During the three months ended March 31, 2020, the Company recorded an unrealized loss of $651, net of nil tax, in other comprehensive loss (March 31, 2019: $147) on its investment in equity securities designated as FVTOCI instruments.

6.       INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo Fresnillo pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at March 31, 2020, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company has recorded its investment in Minera Juanicipio (“Investment in Juanicipio”) using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows for the three months ended March 31, 2020 and the year ended December 31, 2019:

	March 31,	December 31,
	2020	2019
Joint venture oversight expenditures incurred 100% by MAG	$169	$345
Cash contributions to Minera Juanicipio (1)	-	53,200
Total for the period	169	53,545
Equity pick up of current (loss) income for the period (2)	(4,687)	1,884
Balance, beginning of period	136,643	81,214
Balance, end of period	$132,125	$136,643

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.
(2) Represents the Company's 44% share of Minera Juanicipio's (loss) income for the period, as determined by the Company.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

Minera Juanicipio Financial information, March 31 2020

	March 31,	December 31,
	2020	2019

Cash and cash equivalents	$6,815	$29,601
IVA and other receivables	17,503	19,163
Prepaids	-	101
Total current assets	24,318	48,865
Right-of-use asset	15	8
Minerals, surface rights, exploration & development expenditures	280,366	261,023
Total assets	$304,699	$309,896

Payables to Peñoles and other vendors	$4,269	$5,600
Total current liabilities	4,269	5,600
Lease liability	6	9
Provision for reclamation and remediation costs	738	725
Deferred income tax liability	10,064	3,288
Total liabilities	15,077	9,622
Shareholders equity	289,622	300,274
Total liabilities and equity	$304,699	$309,896

	March 31,	December 31,
	2020	2019

(Loss) Income for the period before income tax	$(3,875)	$946
Deferred income tax (expense) benefit	(6,776)	3,337

(Loss) Income for the period	$(10,651)	$4,283

MAG's 44% equity pick up	$(4,687)	$1,884

Underground mine development, initial mill and other capital development expenditures, evaluation and exploration expenditures capitalized directly by Minera Juanicipio for the three months ended March 31, 2020 amounted to $19,343 (March 31, 2019: $10,093).

(Loss) Income in Minera Juanicipio includes interest income, exchange gains and (losses), and deferred income tax benefits (expense). The $6,776 deferred tax expense recognized for the three months ended March 31, 2020 (year ended December 31, 2019: $3,337 deferred tax benefit) is in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$) of Minera Juanicipio, and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability in accordance with IAS 12 Income Taxes. With the significant weakening of the Mexican Pesos against the US$ from 18.87 Pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020, a deferred tax expense and a corresponding increase of the previously recognized deferred tax liability was recognized by Minera Juanicipio in the current period.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

There are no direct operating expenses in Minera Juanicipio, as development and evaluation and exploration expenditures are capitalized until commercial production is achieved.

7.       EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. There are no further exploration funding requirements under the agreement as at March 31, 2020. However, to earn a 100% interest in the property package, the Company must make combined remaining cash payments of $350 over the third, fourth and fifth annual anniversaries of the agreement, at which time the vendors would retain a 2% net smelter returns royalty (“NSR”).

(b) In late 2018, the Company entered into an option agreement with another private group whereby the Company has the right to earn 100% ownership interest in a company which owns a prospective land claim package. The Company paid $150 upon signing the agreement. To earn 100% interest in the property, the Company must make combined remaining cash payments of $1,850 over the next 9 years, and fund a cumulative of $30,000 of eligible exploration expenditures ($2,498 incurred to March 31, 2020) by 2028. As at March 31, 2020, the Company also recorded a provision of $286 for a reclamation liability assumed as a result of environmental rehabilitation associated with the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors would retain a 2% NSR.

To March 31, 2020, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
Exploration and evaluation assets:
Acquisition costs
Option payments	$-	$75
Reclamation obligation	26	260
Total acquisition costs	26	335
Geochemical	2	142
Camp and site costs	69	354
Geological consulting	352	1,784
Geophysical	24	100
Land taxes and government fees	48	411
Legal, community and other consultation costs	85	260
Travel	39	232
Total for the period	645	3,618
Balance, beginning of period	7,266	3,648
Balance, end of period	$7,911	$7,266

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Included in exploration and evaluation assets at March 31, 2020, are trade and other payables of $64 (March 31, 2019: $47) and a reclamation obligation accrued in the quarter of $26 (March 31, 2019: nil), both non-cash investing activities.

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

8.       PROPERTY AND EQUIPMENT AND LEASES

As at March 31, 2020, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance, January 1, 2019	$470	$-	$-	$470
Additions	13	341	550	904
Balance, December 31, 2019	483	341	550	1,374
Additions	-	5	-	5
Balance, March 31, 2020	$483	$346	$550	$1,379

Accumulated depreciation	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance, January 1, 2019	$435	$-	$-	$435
Amortization	14	52	92	158
Balance, December 31, 2019	449	52	92	593
Amortization	3	9	27	39
Balance, March 31, 2020	$452	$61	$119	$632

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2019	$34	$289	$458	$781
At March 31, 2020	$31	$285	$431	$747

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Lease obligation

Minimum lease payments in respect of lease obligation and the effect of discounting are as follows:

March 31,
2020
Undiscounted minimum lease payments
Less than one year	$135
Two to three years	272
Four to five years	246
Thereafter	-
653
Effect of discounting	(169)
Present value of minimum lease payments - total lease obligation	484
Less: current portion	(76)
Long-term lease obligation	$408

For the three months ended March 31, 2020, the Company recognized $17 of interest expense on the lease obligation included in ‘General Office Expense’ (March 31, 2019: $13).

9.       SHARE CAPITAL

(a)       Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at March 31, 2020, there were 86,594,995 shares outstanding (March 31, 2019: 85,539,476).

During the three months ended March 31, 2020, 15,000 stock options (March 31, 2019: nil) were exercised for cash proceeds of $106 (March 31, 2019: nil). An additional 46,667 stock options (March 31, 2019: nil) were exercised under a less dilutive cashless exercise provision of the plan, whereby 19,377 shares (March 31, 2019: nil) were issued in settlement of the stock options, and the remaining 27,290 options (March 31, 2019: nil) were cancelled.

During the three months ended March 31, 2020, 3,334 restricted share units and 11,437 performance share units were converted into shares.

During the year ended December 31, 2019, 442,052 stock options were exercised for cash proceeds of $2,819. An additional 812,323 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 428,934 shares were issued in settlement of the stock options, and the remaining 383,389 options were cancelled.

During the year ended December 31, 2019, 43,343 restricted share units, 31,876 performance share units and 60,166 deferred share units were converted into shares.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(b)       Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 15, 2017, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at March 31, 2020, there were 1,509,122 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Period ended	average	Year ended	average
	March 31,	exercise price	December 31,	exercise price
	2020	(C$/option)	2019	(C$/option)

Outstanding, beginning of period	1,229,341	$12.99	2,134,294	$9.59
Granted	341,448	14.98	392,967	13.41
Forfeited	-	-	(43,545)	15.09
Exercised for cash	(15,000)	10.02	(442,052)	8.55
Exercised cashless	(46,667)	9.28	(812,323)	6.57

Outstanding, end of period	1,509,122	$13.59	1,229,341	$12.99

During the three months ended March 31, 2020, 341,448 stock options were granted (March 31, 2019: nil) with a weighted average grant date fair value of $1,088 or $3.19 per option (March 31, 2019: nil).

The Company estimated the fair value of the option using the Black-Scholes option pricing model with the following weighted average assumptions:

	March 31,	December 31,
	2020	2019
Risk-free interest rate	1.25%	1.33%
Expected volatility	40%	44%
Expected dividend yield	nil	nil
Expected life (years)	3	3

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the option.

During the three months ended March 31, 2020, 61,667 stock options were exercised (March 31, 2019: nil) with a weighted average market share price at the date of exercise of C$15.22 (March 31, 2019: nil).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The following table summarizes the Company’s stock options outstanding and exercisable as at March 31, 2020:

Exercise price	Number	Number	Weighted average remaining
($C/option)	outstanding	exercisable	contractual life (years)
9.28	261,666	261,666	0.68
10.02	57,500	57,500	0.23
12.75	25,000	-	4.60
13.46	347,404	115,801	4.04
13.91	264,997	176,664	2.68
14.98	341,448	-	4.91
17.55	211,107	211,107	1.68
C$9.28 - C$17.55	1,509,122	822,738	2.95

During the three months ended March 31, 2020, the Company recorded share based payment expense of $167 (March 31, 2019: $87) relating to stock options vested to employees and consultants in the period.

(c)       Restricted and performance share units

On June 15, 2017, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

During the three months ended March 31, 2020, 39,063 RSUs were granted (March 31, 2019: nil) under the Company’s Share Unit Plan, with 30,981 vesting in 12 months from the grant date, and 8,082 vesting in 13 months from the date of grant, all with a five-year term. The RSUs had a grant date fair value of $11.26 per RSU (March 31, 2019: nil) as determined using the fair market value of the common shares on the date of grant. In the three months ended March 31, 2020, 3,334 RSUs (March 31, 2019: nil) were converted and settled in common shares.

During the three months ended March 31, 2020, 83,940 PSUs were granted (March 31, 2019: nil) under the Company’s Share Unit Plan with a five-year term to expiry. Of the grant, 55,960 PSUs are performance-based awards and vest upon the achievement of specified targets over a three-year performance period. PSUs for which the performance targets are not achieved during the performance period, shall automatically be forfeited and canceled. The remainder of the grant, 27,980 PSUs with a five-year term to expiry, are subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU vesting range from 50% (13,990) to 150% (41,970) PSUs. The PSUs had a grant date fair value of $11.26 per PSU (March 31, 2019: nil) as determined using the fair market value of the common shares on the date of grant.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

During the three months ended March 31, 2020, 11,437 PSUs were converted and settled in common shares (March 31, 2019: nil).

As at March 31, 2020, there were 45,729 RSUs and 260,988 PSUs issued and outstanding under the Share Unit Plan, of which 4,993 PSUs had vested and are convertible into common shares of the Company. Included in the PSUs at March 31, 2020, are 172,055 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs to 200% or 344,110 PSUs.

The Company recognized a share-based payment expense of $170 (March 31, 2019: $109) relating to RSUs and PSUs vesting in the period.

(d)        Deferred share units

On June 15, 2017, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the three months ended March 31, 2020, 10,013 DSUs were granted under the plan (March 31, 2019: nil) to a new director of the Company. In addition, 6,358 DSUs (March 31, 2019: nil) were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash. A DSU share-based payment expense of $141 was recognized in the three months ended March 31, 2020 (March 31, 2019: $28). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. As at March 31, 2020, there are 570,285 DSUs issued and outstanding under the DSU Plan, all of which have vested.

As at March 31, 2020, there are 2,386,124 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.76% of the issued and outstanding common shares on a non-diluted basis, and there are 2,809,576 share-based awards available for grant under these combined share compensation arrangements.

10.       Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive (loss) income and deficit), net of cash and cash equivalents.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Capital as defined above is summarized in the following table:

	March 31,	December 31,
	2020	2019
Equity	$200,282	$215,247
Cash and cash equivalents (Note 3)	(70,327)	(72,360)
	$129,955	$142,887

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company currently does not pay out dividends.

As at March 31, 2020, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company has working capital of $70,443 as at March 31, 2020. The Company will likely require additional capital in the future to meet its future project and other related expenditures (see Notes 15 and 17) as the Company is currently not generating any cash flow from operations. Future liquidity therefore depends upon the Company’s ability to arrange debt or additional equity financings.

11.       Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)       Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

(i)       Trade credit risk

The Company is in the exploration and development stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from December 31, 2019.

(ii)       Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)        Mexican value added tax

As at March 31, 2020, the Company had a receivable of $52 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable, as follows:

	March 31,	December 31,
	2020	2019
Cash and cash equivalents (Note 3)	$70,327	$72,360
Accounts receivable (Note 4)	94	83
	$70,421	$72,443

(b)       Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)       Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation/deflation risk in Mexico.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

Exposure to currency risk

As at March 31, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$84	$282
Accounts receivable	52	42
Prepaid	17	-
Investments	-	427
Accounts payable	(137)	(228)
Lease obligations	-	(484)
Net assets exposure	$16	$39

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at March 31, 2020 is 390 thousand pesos (March 31, 2019: 1.3 million). A 10% appreciation in the peso against the US$ would result in a gain before tax at March 31, 2020 of $2 (March 31, 2019: $7), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss before tax.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Minera Juanicipio. Minera Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss before tax and deferred taxes (Notes 6 and 16) in Minera Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Minera Juanicipio’s net peso denominated monetary assets at March 31, 2020 is 311 million pesos (March 31, 2019: 113.1 million pesos). A 10% appreciation in the peso against the US$ would result in a gain before tax at March 31, 2020 of $1,470 (March 31, 2019: $526) in Minera Juanicipio, of which the Company would record 44% or $647 equity pick-up (March 31, 2019: $231), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

In the three months ended March 31, 2020, the Mexican Pesos devalued against the US$ from 18.87 Pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020, resulting in an exchange loss in Minera Juanicipio of $3,935 (the Company’s 44% share $1,731).

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at March 31, 2020 is C$55 thousand (March 31, 2019: C$1.5 million). A 10% appreciation in the C$ against the US$ would result in gain at March 31, 2020 of $4 (March 31, 2019: $115) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(d)        Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.       FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, trade and other payables and lease obligation. The carrying values of cash and cash equivalents, accounts receivable, trade and other payables and lease liability reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	As at March 31, 2020
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$70,327	$-	$-	$70,327
Investments (Note 5)(1)	426	-	-	426
	$70,753	$-	$-	$70,753

	As at December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$72,360	$-	$-	$72,360
Investments (Note 5)(1)	1,408	-	-	1,408
	$73,768	$-	$-	$73,768

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the three months ended March 31, 2020 or during the year ended December 31, 2019.

13.       SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in Mexico. The majority of the Company’s long-term assets are located there and the Company’s executive and head office is located in Canada.

14.       RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company incurred charges with Cascabel and IMDEX as follows for the three months ended:

	March 31,	March 31,
	2020	2019

Fees related to Dr. Megaw:
Exploration and marketing services	$72	$74
Travel and expenses	8	20
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	17
Field exploration services	41	88
	$135	$199

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2020 is $88 related to these services (March 31, 2019: $142).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2020 (%)	2019 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Cinco de Mayo	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at March 31, 2020, as publicly reported. Minera Juanicipio is governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

During the period, compensation of key management personnel (including directors) was as follows:

	March 31,		March 31,
	2020		2019
Salaries and other short term employee benefits	$285		$287
Share based payments (Note 9(b), (c ), and (d))	254	(1)	98
	$539		$385

(1)	Includes $112 in DSUs granted to a new director of the Company in the three months ended March 31, 2020 (March 31, 2019: Nil).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.       COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at March 31, 2020 for committed exploration work and committed other obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2020	2021-2022	2023-2024	2025 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Other commitments	99	32	67	-	-
Total Obligations and Commitments	$99	$32	$67	$-	$-

1)	Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

2)	According to the operator, Fresnillo, contractual commitments for processing equipment of $12,310 and for development contractors of $86,591 with respect to the Juanicipio Project on a 100% basis have been committed to as at March 31, 2020.

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2020 and 2019

(Expressed in thousands of US dollars unless otherwise stated)

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.       INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	March 31,	March 31,
	2020	2019
Deferred income tax (expense) benefit	$(8,694)	$319
Total deferred income tax (expense) benefit for the period	$(8,694)	$319

The $8,694 deferred tax expense recognized for the three months ended March 31, 2020 (March 31, 2019: $319 deferred tax benefit) is in relation to temporary differences between the book and tax base of its Mexican non-monetary assets, and specifically the tax base of the Company’s investment in Minera Juanicipio (Note 6). The tax base of this investment is determined in a different currency (Mexican Peso) than the book value based on the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability in accordance with IAS 12 Income Taxes. With the significant weakening of the Mexican Pesos against the US$ from 18.87 Pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020, a deferred tax expense and a corresponding increase of the previously recognized deferred tax liability was recognized in the current period. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized should the Company’s dispose of its shares in Minera Juanicipio.

17.        SUBSEQUENT EVENTS

Subsequent to March 31, 2020:

1.	The Company closed a non-brokered private placement offering on April 30, 2020 and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 (US$42,974) to Mr, Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him; and,

2.	The Company advanced $23,188 to Minera Juanicipio representing its 44% share of a $52,700 cash call to fund process plant construction and further underground development on the Juanicipio property.